UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ Annual Report Pursuant to Section 15(d) of the Securities
Exchange Act of 1934

For the fiscal year ended December 31, 2009

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities
Exchange Act of 1934

Commission file number: 000-03676

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

VSE CORPORATION
EMPLOYEE ESOP

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VSE Corporation
2550 Huntington Avenue
Alexandria, Virginia  22303

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VSE CORPORATION EMPLOYEE ESOP

By:	/s/ Thomas M. Kiernan
Thomas M. Kiernan
Vice President, General Counsel and Corporate Secretary

VSE CORPORATION EMPLOYEE ESOP

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

Contents

Page
Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	4
Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)	14

VSE Corporation Employee ESOP

Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2009	2008
Cash	$152,803	$169,891

Investments - at fair value	2,455,733	3,744,464

Net assets available for benefits	$2,608,536	$3,914,355

See accompanying notes.

VSE Corporation Employee ESOP

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions
Interest and dividends	$14,733

Deductions
Net depreciation in fair value of investments	77,105
Benefits paid to participants	1,243,447
Total deductions	1,320,552

Net change	(1,305,819)
Net assets available for benefits
Beginning of year	3,914,355
End of year	$2,608,536

See accompanying notes.

VSE Corporation Employee ESOP

Notes to Financial Statements

December 31, 2009 and 2008

1. Description of the Plan

General Description

The VSE Corporation Employee ESOP/401(k) Plan (the Plan) was adopted by the Board of Directors of VSE Corporation (the Company or Plan Sponsor) in 1984. The Plan was a defined contribution plan with an Employee Stock Ownership Plan (ESOP) component covering all full-time and part-time employees of the Company and a 401(k) component covering all full-time and part-time employees of the Company and its wholly owned subsidiaries. All assets were held in the VSE Corporation Employee ESOP/401(k) Plan Trust.  The Plan was subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2008 the VSE Corporation Employee ESOP/401(k) Plan was amended and restated to remove the Internal Revenue Code (Code) section 401(k) feature from the Plan and rename the Plan as the VSE Corporation Employee ESOP.  As of January 1, 2008, the Plan has invested primarily in common stock of VSE Corporation and is intended to be solely an “Employee Stock Ownership Plan” as defined in Section 4975(e) (7) of the code. The assets related to the 401(k) feature of the Plan were transferred to the VSE Corporation 401(k) Plan effective January 1, 2008. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan Administration

Certain officers or employees of the Company serve as Trustees of the Plan (ESOP Trustees). The Plan is administered in-house by the Company.

Eligibility

An eligible employee, as defined in the Plan document, becomes eligible to participate in the Plan on the first day of the month following the date of hire. If the eligible employee’s first day of employment falls on the first calendar day of the month (or on the first regular working day of the month), the eligible employee will immediately be eligible to participate in the Plan. As a result of the Plan’s termination, no additional employees were eligible to become participants in the Plan for Plan years beginning after December 31, 2007.

VSE Corporation Employee ESOP

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Prior to March 31, 1999, the Company could elect to make a contribution to the Plan principally for the purchase of Company stock. The contribution was made on behalf of each participant based upon a percentage of each participant’s compensation in the plan year or other uniform formula, as defined by the Plan. This contribution was allocated to each participant’s account on the last day of the Plan year. The Company stock is held by the Plan for the participants and each participant is entitled to certain stockholder rights. Each participant who has had VSE Corporation Common Stock (par value $.05 per share) (VSE Stock) allocated to his or her participant Payroll-Based Stock Ownership Plan (PAYSOP) or ESOP account is entitled to exercise voting rights attributable to his or her account and is notified by the ESOP Trustees prior to the time that such rights are to be exercised. If participants with stock in the PAYSOP and/or ESOP fail to exercise their voting rights, the ESOP Trustees will vote this stock. The ESOP Trustees also vote the VSE Stock held by the Plan’s VSE Stock Fund as well as all unallocated shares of VSE Stock. No contributions have been made to the PAYSOP since 1986.

Effective December 31, 2007, the Board of Directors of VSE Corporation terminated the Plan.  Accordingly, no additional contributions shall be made to the Plan for plan years beginning after December 31, 2007.

Dividends received on VSE Stock held in participant accounts and nonparticipant directed investments are allocated pro rata to such participant and nonparticipant accounts.

Distributions

Participants (or their beneficiaries) were eligible to receive ESOP benefits upon plan termination,  retirement, disability, termination of employment, or death. Benefits were usually distributed in a lump sum. Distributions of VSE Stock are typically made in shares of VSE Stock. Fractional shares of VSE Stock and distributions fewer than 100 shares are paid in cash.

Ownership Rights (Vesting)

Participants are 100% vested in their PAYSOP contributions. ESOP contributions were subject to the following graded vesting schedule:  25% after one year of service, 50% after two years of service, and 100% after three years of service.  To earn a “year of service,” a participant must have worked 1,000 hours or more in a calendar year. However, each participant became fully vested in their ESOP contributions upon plan termination.

VSE Corporation Employee ESOP

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

Effective December 31, 2007, the Board of Directors of VSE Corporation terminated the ESOP portion of the Plan.  Due to the termination, the Corporation authorized the Trustees to distribute the vested assets of the ESOP to the Plan’s participants and beneficiaries pursuant to the terms of the Plan.  Each participant became fully vested in amounts held within the Plan for the participant’s benefit.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Administrative Expenses

The direct administrative expenses of the Plan for the year ended December 31, 2009 and 2008 of approximately $8 thousand and $61 thousand, respectively, were paid by the Company.

Benefit Payments

Benefits are recorded when paid.

VSE Corporation Employee ESOP

Notes to Financial Statements (continued)

3.   Fair Value Measurement

Financial Accounting Standards Board (FASB) Accounting Standards Codification ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are as described below:

Level 1		Inputs to valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2		Inputs to the valuation methodology include:

	·	quoted prices for similar assets or liabilities in active markets;
	·	quoted prices for identical or similar assets in markets that are not active;
	·	inputs other than quoted prices that are observable for the asset or liability;
	·	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3		Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

VSE Corporation Employee ESOP

Notes to Financial Statements (continued)

3.   Fair Value Measurement (continued)

Common Stock:  Valued at the closing price reported on the active market on which the individual securities were traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Level 1	Level 2	Level 3
December 31, 2009:
Common stock	$2,455,733	$-	$-

December 31, 2008:
Common stock	$3,744,464	$-	$-

4. Investments

Investments in VSE Corporation stock are valued at fair market value based on quoted market prices.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. VSE Stock is purchased in the over-the-counter market or from stockholders. Dividends on VSE Stock are reinvested at fair market value. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

VSE Corporation Employee ESOP

Notes to Financial Statements (continued)

4. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2009	2008
VSE Stock
54,475 and 95,449 shares, respectively	$2,455,733	$3,744,464

The Plan’s investment in VSE Stock is presented in the following table:

	December 31,
	2009	2008
Number of shares	54,475	95,449
Cost	$129,221	$246,991
Market	$2,455,733	$3,744,464

Nonparticipant-Directed Investments

Nonparticipant-directed investments, held in the Plan as of December 31, 2009 and 2008, consisted entirely of VSE Stock. These net assets and changes are as follows:

	December 31,
	2009	2008
Market	$2,455,733	$3,744,464

Year ended
December 31,
2009
Changes in net assets:
Net realized and unrealized loss on VSE Stock	$(77,105)
Distributions to participants	(1,211,262)
$(1,288,367)

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as investments held during the year) depreciated in value as a result of net changes in the market values of  VSE Stock by $77,105.

VSE Corporation Employee ESOP

Notes to Financial Statements (continued)

4. Investments (continued)

Reportable transactions

The Plan reports each transaction or series of transactions involving the purchase or sale of assets exceeding five percent of Plan assets as of the beginning of the plan year.  There were no reportable transactions for the plan year ended December 31, 2009.

5. Differences between Financial Statements and Form 5500

In accordance with U.S. generally accepted accounting principles, amounts allocated to withdrawing participants’ accounts are not reported as liabilities on the Statements of Net Assets Available for Benefits. The following is a reconciliation of net assets available for benefits per the financial statements to IRS Form 5500 (Annual Return/Report of Employee Benefit Plan):

	December 31,
	2009	2008
Net assets available for benefits per the financial Statements	$2,608,536	$3,914,355
Amounts allocated to withdrawing participants	(165)	(30,899)
Net assets available for benefits per Form 5500	$2,608,371	$3,883,456

The following is a reconciliation of benefits paid to participants per the financial statements to IRS Form 5500:

Year ended
December 31,
2009
Benefits paid to participants per the financial statements	$1,243,447
Add amounts allocated to withdrawing participants at December 31, 2009	165
Less amounts allocated to withdrawing participants at December 31, 2008	(30,899)
Benefits paid to participants per Form 5500	$1,212,713

VSE Corporation Employee ESOP

Notes to Financial Statements (continued)

6. Income Tax Status

The Company received a favorable determination letter dated April 29, 2010 on the termination of the Plan from the IRS.  The plan administrator believes that the Plan and related trust are designed and currently being operated in accordance with the applicable sections of the Internal Revenue Code (IRC).  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7. Employer Securities

Section 407(b) of ERISA permits the Plan to hold an investment in VSE Stock in excess of 10% of the fair market value of the Plan’s assets.

8. Risk and uncertainties

The Plan’s assets are invested in Company stock. Investments are exposed to a concentration of credit risk due to the large amount of funds invested in Company stock. Due to the level of risk associated with the concentrated investment, it is at least reasonably possible that changes in risk in the near term could materially affect the participants’ account balances and the amounts reported in the financial statements.

Supplemental Schedule

VSE Corporation Employee ESOP
Schedule H, Line 4i—Schedule of Assets (Held At End of Year)
EIN: 54 0649263 Plan Number: 002

December 31, 2009

Identity of Issue	Description of Investment	Cost	Fair Value

* VSE Stock	Common Stock shares	$129,221	$2,455,733
Total assets held for investment purposes			$2,455,733

* Identified as a party-in-interest